

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2009

Mr. Richard B. Abshire
Chief Financial Officer
Adams Resources & Energy, Inc.
4400 Post Oak Pkwy., Suite 2700
Houston, Texas 77027

Re: **Adams Resources & Energy, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed March 31, 2008
               File No. 1-07908

Dear Mr. Abshire:

      We have completed our review of your filing and do not, at this time, have any further comments.

               Sincerely,

               Karl Hiller
               Branch Chief